[Key Energy Group, Inc. Letterhead]

Key Energy Group, Inc.
News Release

For Immediate Release:                                 Contact: Jim Dean
Wednesday, August 26, 1998                             (732) 247-4822

      KEY ENERGY RECEIVES ADDITIONAL $150 MILLION FINANCING COMMITMENT

EAST BRUNSWICK, N.J., Aug. 26, 1998 - Key Energy Group, Inc. (NYSE:KEG) today announced that it has received a commitment letter from Lehman Commercial Paper, Inc. and Lehman Brothers, Inc. for $150 million in interim loans in connection with Key's cash tender offer for all outstanding shares of common stock of Dawson Production Services, Inc. (NYSE:DPS) at $17.50 per share.

As previously disclosed in Key's offer to purchase, Key has also received a commitment for $550 million in senior secured credit facilities from PNC Bank, N.A. Together the commitments with Lehman Brothers and PNC are sufficient to fully finance Key's tender offer, refinance certain existing indebtedness of Key, purchase Dawson's senior notes (if necessary) and pay related fees and expenses.

The obligation of both PNC and Lehman Brothers to provide the funds under the commitment letters are subject to certain conditions, including, among others, the execution and delivery of definitive documentation.

As previously announced, Key commenced its cash tender offer for all outstanding shares of Dawson common stock on August 17, 1998. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, September 14, 1998 unless the offer is extended. The tender offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially by Key and its wholly-owned subsidiary, Midland Acquisition Corp., will represent a majority of the total number of shares outstanding on a fully diluted basis at the time the shares are accepted for payment pursuant to the offer; (2) Key and Midland having received funds pursuant to an existing financing commitment, in an amount sufficient to enable Key and Midland to purchase all shares outstanding pursuant to the offer and the merger and having obtained a definitive financing commitment for certain bridge financing to refinance certain indebtedness of Dawson; and (3) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The complete terms and conditions of the tender offer, including the financing arrangements, are set forth in the offering documents filed on August 17, 1998 with the Securities and Exchange Commission and amendments thereto filed with the Commission today.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. The company has operations in most major domestic onshore producing regions and in Argentina.

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Contacts:
     Key Energy Group, Inc.:                      Abernathy MacGregor Frank:
     Jim Dean                                     Dan Katcher / Matt Sherman
     (732) 247-4822                               (212) 371-5999